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                                                               October __, 2005

Mr. J. Michael Parish
Chairman, Board of Trustees
Forum Funds
Two Portland Square
Portland, Maine 04102

   RE: Contractual Waivers and Reimbursements

Dear Mr. Parish:

     Absolute Investment Advisers LLC (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividends on short sales and extraordinary expenses) for the Absolute Strategies Fund (the "Fund"), a series of the Forum Funds (the "Trust"), do not exceed 1.95%, 2.25% and 3.25%, for Institutional Shares, A Shares and C Shares, respectively, from the Fund's commencement of operations through July 31, 2006.

     This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on July 31, 2006.

                                             Very truly yours,

                                             Absolute Investment Advisers LLC

                                             By:
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